Exhibit 99.3
Baytex Energy Corp.
Q1 2011 MD&A

BAYTEX ENERGY CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2011
Dated May 11, 2010

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Corp. for the three months ended March 31, 2011. This information is provided as of May 11, 2011. In this MD&A, references to “Baytex”, the “Company”, “we”, “us” and “our” and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The first quarter results have been compared with the corresponding period in 2010. This MD&A should be read in conjunction with the Company’s unaudited interim condensed consolidated comparative financial statements for the three months ended March 31, 2011 and 2010, and its audited consolidated comparative financial statements for the year ended December 31, 2010 and 2009, together with accompanying notes, and the Annual Information Form for the year ended December 31, 2010. These documents and additional information about Baytex are available on SEDAR at www.sedar.com. The financial statements for the first quarter of 2011 are Baytex’s first financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). Comparative periods in 2010 have been restated to conform to IFRS presentation. Reconciliations from IFRS to Canadian general accepted accounting principles (“previous GAAP”) are shown in the notes to our financial statements. The adoption of IFRS did not have a material impact on the amounts reported as funds from operations. All amounts are in Canadian dollars, unless otherwise stated and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share or per trust unit amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

CORPORATE CONVERSION

At year end 2010, Baytex Energy Trust (the "Trust") completed a plan of arrangement under the Business Corporations Act (Alberta) pursuant to which it converted its legal structure from an income trust to a corporation (the "Corporate Conversion").  Pursuant to the Corporate Conversion: (i) on December 31, 2010, holders of trust units of the Trust exchanged their trust units for our common shares on a one-for-one basis; and (ii) on January 1, 2011, the Trust was dissolved and terminated, with the result that we became the successor to the Trust. The reorganization into a corporation has been accounted for on a continuity of interest basis and accordingly, the condensed consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company had always carried on the business formerly carried on by the Trust.

Despite the change in legal structure from a trust to a corporation, the Company’s business objectives and strategies remain unchanged and all officers and directors remain the same. Baytex's business objectives are directed towards growing its production and asset base through internal property development and acquisitions with the objectives of providing monthly income to its shareholders and creating long-term value for its shareholders. To achieve these objectives, Baytex intends to invest capital to enhance the value of its assets, operate its producing petroleum and natural gas properties in a low cost manner while maximizing the recovery of reserves, and pay monthly dividends to shareholders.

Baytex will continue to direct its efforts to increase the value of its assets through development drilling and associated development activities and enhanced oil recovery activities as well as by the periodic acquisition of undeveloped and producing petroleum and natural gas properties. Baytex will also seek to acquire petroleum and natural gas producing properties and primarily participate in development activities that are generally considered to be lower risk. Also, a minor percentage of each year's capital budget will be devoted to moderate risk development and lower risk exploration opportunities on its properties.

The common shares of Baytex trade on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol BTE. Beginning with the January 31, 2011 record date, shareholders of Baytex will receive payments in the form of dividends. Prior to the Corporate Conversion on December 31, 2010, unitholders of the Trust received payments in the form of distributions.

Baytex Energy Corp.
Q1 2011 MD&A
NON-GAAP FINANCIAL MEASURES

Baytex evaluates performance based on net income and funds from operations. Funds from operations is not a measurement based on Generally Accepted Accounting Principles (“GAAP”), but is a financial term commonly used in the petroleum and natural gas industry. Funds from operations represents cash flow from operating activities less finance costs before changes in non-cash working capital and other operating items. The Company’s determination of funds from operations may not be comparable with the calculation of similar measures for other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash necessary to fund future dividends to shareholders and capital investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see “Funds from Operations, Payout Ratio and Dividends or Distributions”.

Total monetary debt is a non-GAAP measure which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred income tax assets or liabilities and unrealized gain or loss on financial derivatives)), the statement of financial position value of convertible debentures, long-term bank loan and principal amount of long-term debt.

Operating netback is a non-GAAP measure commonly used in the oil and gas industry. Operating netback is equal to product revenue less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent. This measurement helps management and investors to evaluate the specific operating performance by product. There is no standardized measure of operating netback and therefore operating netback as presented may not be comparable to similar measures presented by other issuers.

OUTLOOK – ECONOMIC ENVIRONMENT

The spot price for West Texas Intermediate (“WTI”) moved higher over the course of the three months ended March 31, 2011. At March 31, 2011 the spot WTI price was US$106.72/bbl, up from US$91.38/bbl at December 31, 2010. Going forward, Baytex continues to be focused on the following objectives: preserving financial position strength and liquidity, maintaining and, where possible, profitably expanding its productive capacity and delivering a stable dividend to its shareholders.

Baytex Energy Corp.
Q1 2011 MD&A

RESULTS OF OPERATIONS

Production

	Three Months Ended March 31
Daily Production	2011	2010	Change
Light oil and NGL (bbl/d)	6,606	6,660	(1%)
Heavy oil (bbl/d) (1)	31,792	27,278	17%
Natural gas (mmcf/d)	51.0	56.9	(10%)
Total production (boe/d)	46,902	43,425	8%

Production Mix
Light oil and NGL	14%	15%
Heavy oil	68%	63%
Natural gas	18%	22%

(1)
Heavy oil sales volumes may differ from reported production volumes due to changes to the Company’s heavy oil inventory. For the three months ended March 31, 2011, heavy oil sales volumes were 576 bbl/d higher than production volumes (three months ended March 31, 2010 – 163 bbl/d higher).

Production for the three months ended March 31, 2011 totaled 46,902 boe/d, as compared to 43,425 boe/d for the same period in 2010. Light oil and natural gas liquids (“NGL”) production of 6,606 bbl/d for the first quarter of 2011 decreased from 6,660 bbl/d in the same period last year as light oil and NGL declines in conventional fields were largely offset by production increases from light oil resource plays. Heavy oil production for the first quarter of 2011 increased by 17% to 31,792 bbl/d from 27,278 bbl/d in the same period last year primarily due to increased production from development programs and the acquisition of producing assets. Natural gas production decreased by 10% to 51.0 mmcf/d for the first quarter of 2011, as compared to 56.9 mmcf/d for the same period last year primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Commodity Prices

Crude Oil

For the three months ended March 31, 2011, the price of WTI fluctuated between a low of US$84.32/bbl and a high of US$106.72/bbl. For much of the first half of the quarter, WTI price fluctuated in the US$85.00/bbl to US$92.00/bbl range, retaining much of the price increase seen in the fourth quarter of 2010, due to increasing oil demand from emerging markets. In late February 2011, political turmoil in the Middle East/North Africa pushed WTI above US$100.00/bbl, a level not seen since 2008.  In a surprisingly short span of time, popular uprisings threatened several governments across the Middle East/North Africa region. As concerns mounted over future oil supply disruptions, civil war erupted in Libya curtailing over one million barrels of light sweet crude oil exports from that country. Against a backdrop of rising global oil demand and ongoing turmoil in the Middle East/North Africa region causing supply uncertainties, WTI ended the first quarter of 2011 at a high of US$106.72/bbl.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged 24.3% in the first quarter of 2011, compared to 21.5% in the fourth quarter of 2010, and 12.0% in the first quarter of 2010.  Continuing export pipeline integrity issues led to a surplus of Canadian heavy oil, which was reflected in the higher WCS discounts during the first quarter of 2011. However, pipeline maintenance and repairs performed this quarter should improve future Canadian heavy oil export capacity and market access. During the first quarter of 2011, Baytex’s realized heavy oil price was negatively impacted by local market conditions, which resulted from producers attempting to avoid pipeline apportionment issues. These conditions have largely been resolved for the second quarter of 2011.

Natural Gas

For the three months ended March 31, 2011, AECO natural gas prices averaged $3.77/mcf, as compared to $5.36/mcf in the same period last year.  Although cold winter weather increased gas demand in North America, this was offset by continued growth in the supply of natural gas in the U.S. and a strengthening Canadian dollar.

Baytex Energy Corp.
Q1 2011 MD&A

	Three Months Ended March 31
	2011	2010	Change
Benchmark Averages
WTI oil (US$/bbl) (1)	$94.10	$78.71	20%
WCS heavy oil (US$/bbl) (2)	$71.24	$69.67	2%
Heavy oil differential (3)	(24.3%)	(12.0%)
USD/CAD average exchange rate	1.0142	0.9607	6%
Edmonton par oil ($/bbl)	$88.45	$80.31	10%
AECO natural gas price ($/mcf) (4)	$3.77	$5.36	(30%)

Baytex Average Sales Prices (6)
Light oil and NGL ($/bbl)	$75.68	$68.04	11%
Heavy oil ($/bbl) (5)	$57.83	$64.46	(10%)
Physical forward sales contracts gain (loss) ($/bbl)	2.06	(2.39)
Heavy oil, net ($/bbl)	$59.89	$62.07	(4%)
Total oil and NGL, net ($/bbl)	$62.57	$63.24	(1%)

Natural gas ($/mcf) (6)	$3.92	$5.31	(26%)
Physical forward sales contracts gain ($/mcf)	0.27	-
Natural gas, net ($/mcf)	$4.19	$5.31	(21%)

Summary
Weighted average ($/boe) (6)	$53.90	$58.18	(7%)
Physical forward sales contracts gain (loss) ($/boe)	1.96	(1.77)
Weighted average, net ($/boe)	$55.86	$56.41	(1%)

(1) WTI refers to the calendar monthly average based on NYMEX prompt month WTI.
(2) WCS refers to the average posting price for the benchmark WCS heavy oil.
(3) Heavy oil differential refers to the WCS discount to WTI.
(4) AECO refers to the AECO monthly index price published by the Canadian Gas Price Reporter.
(5) Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.
(6)
Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The pricing information in the table excludes the impact of financial derivatives.

During the first quarter of 2011, Baytex’s average sales price for light oil and NGL was $75.68/bbl, up 11% from $68.04/bbl in the first quarter of 2010. Baytex’s realized heavy oil price during the first quarter of 2011, prior to physical forward sales contracts, was $57.83/bbl, or 82% of WCS. This compares to a realized heavy oil price in the first quarter of 2010, prior to physical forward sales contracts, of $64.46/bbl, or 89% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the first quarter of 2011 was $59.89/bbl, down 4% from $62.07/bbl in the first quarter of 2010 due to the higher differential to WCS compared to the same period in 2010. Baytex’s realized natural gas price for the three months ended March 31, 2011 was $3.92/mcf, prior to physical forward sales contracts, and $4.19/mcf inclusive of physical forward sales contracts (three months ended March 31, 2010 - $5.31/mcf prior to and inclusive of physical forward sales contracts).

Baytex Energy Corp.
Q1 2011 MD&A

Gross Revenues

	Three Months Ended March 31
($ thousands except for %)	2011	2010	Change
Oil revenues
Light oil and NGL	$44,994	$40,784	10%
Heavy oil	174,470	153,291	14%
Total oil revenues	219,464	194,075	13%
Natural gas revenues	19,236	27,222	(29%)
Total oil and natural gas revenues	238,700	221,297	8%
Sales of heavy oil blending diluent	51,615	40,485	27%
Total petroleum and natural gas sales	$290,315	$261,782	11%

Petroleum and natural gas sales increased 11% to $290.3 million for the first quarter of 2011 from $261.8 million for the same period in 2010. During the three months ended March 31, 2011, the increase in gross revenues were mainly driven by a 13% increase in total oil and NGL production volumes, slightly offset by a 1% decrease in total oil and NGL sales price compared to the three months ended March 31, 2010.

Royalties

	Three Months Ended March 31
($ thousands except for % and per boe)	2011	2010	Change
Royalties	$48,802	$50,965	(4%)
Royalty rates:
Light oil, NGL and natural gas	18.9%	22.6%
Heavy oil	20.9%	23.2%
Average royalty rates (1)	20.3%	23.0%
Royalty expenses per boe	$11.42	$12.99	(12%)

(1) Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Total royalties for the first quarter of 2011 decreased 4% to $48.8 million from $51.0 million in the first quarter of 2010. Total royalties for the first quarter of 2011 averaged 20.3% of petroleum and natural gas revenues (excluding sales of heavy oil blending diluent), as compared to 23.0% for the same period in 2010.

Royalties as a percentage of revenues for light oil, NGL and natural gas decreased in the current quarter compared to the first quarter of 2010 mainly due to a 21% decrease in realized natural gas price. Royalties as a percentage of revenues for heavy oil in the three months ended March 31, 2011 were lower than the same period in 2010 due to lower royalties for new and existing production at Seal.

Certain additional credits earned under the Alberta Royalty Drilling Credit program, which are based on drilling activity and drilling depths, are recorded as a reduction to capital expenditures, rather than as a reduction to royalties.

Baytex Energy Corp.
Q1 2011 MD&A

Financial Derivatives

	Three Months Ended March 31
($ thousands)	2011	2010	Change

Realized gain (loss) on financial derivatives(1)
Crude oil	$(4,433)	$1,305	$(5,738)
Natural gas	(10)	900	(910)
Foreign currency	6,102	6,447	(345)
Interest rate	(72)	511	(583)
Total	$1,587	$9,163	$(7,576)

Unrealized gain (loss) on financial derivatives(2)
Crude oil	$(48,791)	$(3,172)	$(45,619)
Natural gas	408	6,532	(6,124)
Foreign currency	1,380	5,055	(3,675)
Interest rate	533	(5,192)	5,725
Total	$(46,470)	$3,223	$(49,693)

Total gain (loss) on financial derivatives
Crude oil	$(53,224)	$(1,867)	$(51,357)
Natural gas	398	7,432	(7,034)
Foreign currency	7,482	11,502	(4,020)
Interest rate	461	(4,681)	5,142
Total	$(44,883)	$12,386	$(57,269)

(1)	Realized gain (loss) on financial derivatives represents actual cash settlement or receipts for the financial derivatives.
(2)	Unrealized gain (loss) on financial derivatives represents the change in fair value of the financial derivatives during the period.

The total loss on financial derivatives for the first quarter was $44.9 million, as compared to a gain of $12.4 million in the first quarter of 2010. This includes realized gains of $1.6 million and unrealized mark-to-market losses of $46.5 million for the first quarter of 2011, as compared to $9.2 million in realized gains and $3.2 million in unrealized mark-to-market gains for the first quarter of 2010. The realized gain of $1.6 million for the three months ended March 31, 2011 is mainly due to the settlement of gains on favorable foreign currency derivatives, partially offset by losses on crude oil derivatives. The unrealized mark-to-market loss of $46.5 million for the three months ended March 31, 2011 is mainly due to higher expected future crude oil prices at March 31, 2011, as compared to December 31, 2010.

Details of the risk management contracts in place as at March 31, 2011 and the accounting treatment of the Company’s financial instruments are disclosed in note 22 to the unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2011.

Evaluation and Exploration Expense

Evaluation and exploration expense for the first quarter of 2011 decreased to $3.5 million from $5.8 million for the same period of 2010 due to a decrease in lease expiries of undeveloped land for the first quarter of 2011.

Production and Operating Expenses

	Three Months Ended March 31
($ thousands except for % and per boe)	2011	2010	Change
Production and operating expenses	$47,476	$42,234	12%
Production and operating expenses per boe	$11.11	$10.77	3%

Production and operating expenses for the first quarter of 2011 increased to $47.5 million from $42.2 million for the same period of 2010 due to difficult winter operating conditions, which increased the cost of energy inputs and snow plow removal. Production and operating expenses were $11.11 per boe for the first quarter of 2011, as compared to $10.77 per boe for the first quarter of 2010. For the first quarter of 2011, production and operating expenses were $11.28 per boe of light oil, NGL and natural gas and $11.03 per barrel of heavy oil, as compared to $11.79 and $10.16, respectively, for the first quarter of 2010.

Baytex Energy Corp.
Q1 2011 MD&A

Transportation and Blending Expenses

	Three Months Ended March 31
($ thousands except for % and per boe)	2011	2010	Change
Blending expenses	$51,615	$40,485	27%
Transportation expenses	12,545	11,554	9%
Total transportation and blending expenses	$64,160	$52,039	23%
Transportation expense per boe (1)	$2.94	$2.95	-%

(1) Transportation expenses per boe are before the purchase of blending diluent.

Transportation and blending expenses for the first quarter of 2011 were $64.2 million, as compared to $52.0 million for the first quarter of 2010.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. Baytex mainly purchases condensate from industry producers as the blending diluent to facilitate the marketing of its heavy oil. In the first quarter of 2011, the blending cost was $51.6 million for the purchase of 5,870 bbl/d of condensate at $97.71 per barrel, as compared to $40.5 million for the purchase of 5,198 bbl/d at $86.54 per barrel for the same period last year. The cost of blending diluent is effectively recovered in the sale price of the blended product.

Transportation expenses before blending costs were $2.94 per boe for the first quarter of 2011, which is consistent compared to $2.95 per boe for the same period of 2010. Transportation expenses were $0.73 per boe of light oil, NGL and natural gas and $3.97 per barrel of heavy oil in the first quarter of 2011, as compared to $0.83 and $4.19, respectively, for the same period in 2010.

Operating Netback

	Three Months Ended March 31
($ per boe except for % and volume)	2011	2010	Change
Sales volume (boe/d)	47,478	43,588	9%
Operating netback(1):
Sales price (2)	$55.86	$56.41	(1%)
Less:
Royalties	11.42	12.99	(12%)
Production and operating expenses	11.11	10.77	3%
Transportation expenses	2.94	2.95	-%
Operating netback before financial derivatives	$30.39	$29.70	2%
Financial derivative gains (3)	0.37	2.34	(84%)
Operating netback after financial derivatives	$30.76	$32.04	(4%)

(1) Operating netback table includes revenues and costs associated with sulphur production.
(2) Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.
(3)	Financial derivatives reflect realized financial derivative gains (losses) only.

General and Administrative Expenses

	Three Months Ended March 31
($ thousands except for % and per boe)	2011	2010	Change
General and administrative expenses	$11,130	$11,131	-%
General and administrative expenses per boe	$2.60	$2.84	(8%)

General and administrative expenses of $11.1 million for the first quarter of 2011 were consistent with the same period in 2010. Although in aggregate there was little change in general and administrative expenses for first quarter of 2011, as compared to the first quarter 2010, office rent and higher salary costs were higher for the three months ended March 31, 2011. In addition, $0.4 million of transaction costs related to property and corporate acquisitions were incurred and expensed. General and administrative expenses in the first quarter of 2010 included a $1.9 million payment for a non-recurring tax indemnification relating to the Trust Unit Rights Incentive Plan of the Trust (the “Unit Rights Plan”). Excluding transaction costs related to the property and corporate acquisition general and administrative expenses per boe for the three months ended March 31, 2011 would have been $2.50 per boe, as compared to $2.35 per boe for three months ending March 31, 2010 (excluding the non-recurring tax indemnification payment).

Baytex Energy Corp.
Q1 2011 MD&A

Share-based Compensation Expense

Compensation expense related to the Common Share Rights Incentive Plan (the “Share Rights Plan”) was $5.3 million for the first quarter of 2011, as compared to $31.9 million related to the Unit Rights Plan for the first quarter of 2010. The decrease in compensation expense is due to the classification, in 2010, of the Unit Rights Plan as a liability and the requirement to remeasure the fair value of the liability at each reporting date and at settlement. Any changes in fair value were recognized in net income for the period. Upon conversion to a corporation, at year end 2010, the Share Rights Plan replaced the Unit Rights Plan and the classification of the Share Rights Plan was determined to be equity settled. As such, the expense recognized over the remainder of the vesting period from the date of modification of the Unit Rights Plan into the Share Rights Plan is determined based on the fair value of the reclassified share rights at the date of such modification.

On January 1, 2011, the Company adopted a full-value award plan (the “Share Award Incentive Plan”) pursuant to which restricted awards and performance awards may be granted to directors, officers and employees of the Company and its subsidiaries. During the three months ended March 31, 2011 the Company recorded compensation expense of $2.7 million related to the share awards ($nil for the three months ended March 31, 2010). This increase is the result of the compensation expense related to Share Awards granted in the first quarter of 2011.

Compensation expense associated with the Share Rights Plan and the Share Award Incentive Plan are recognized in income over the vesting period of the share rights or share awards with a corresponding increase in contributed surplus. The issuance of common shares upon the exercise of share rights or settlement of share awards is recorded as an increase in shareholders’ capital with a corresponding reduction in contributed surplus.

Finance Costs

Finance costs for the first quarter of 2011 increased to $10.6 million, as compared to $7.6 million in the first quarter of 2010. The increase in finance costs was primarily attributable to the interest on the US$150.0 million principal amount of Series B senior unsecured debentures bearing interest at 6.75%, $0.5 million of interest incurred related to the property acquisition, and a higher bank loan balance and prime lending rate compared to the first quarter of 2010.

Foreign Exchange

	Three Months Ended March 31
($ thousands)	2011	2010	Change
Unrealized foreign exchange gain	$(4,856)	$(4,850)	-%
Realized foreign exchange loss	926	924	-%
Total gain	$(3,930)	$(3,926)	-%

The foreign exchange gain in both of the first quarter of 2011 and 2010 were $3.9 million. This gain was comprised of an unrealized foreign exchange gain of $4.9 million and a realized foreign exchange loss of $0.9 million. The first quarter unrealized gain of $4.9 million in 2011 and 2010 were due to the translation of the US$180 million portion of the bank loan as the CAD/USD foreign exchange rates strengthened at March 31, 2011 (as compared to December 31, 2010) and March 31, 2010 (as compared to December 31, 2009). The current quarter realized loss was related to US$ denominated financial derivative contract losses and was partially offset by gains on day-to-day US$ denominated transactions.

Depletion and Depreciation

Depletion and depreciation for the three months ended March 31, 2011 increased to $56.6 million from $47.9 million for the same period in 2010. On a sales-unit basis, the provision for the current quarter was $13.61 per boe, as compared to $12.57 per boe for the same quarter in 2010.

Baytex Energy Corp.
Q1 2011 MD&A

Income Taxes

For the first quarter of 2011, deferred income tax recovery totaled $1.8 million, as compared to a recovery of $1.0 million for the first quarter of 2010. The increase in deferred income tax recovery is primarily due to a recognition of the lower deferred tax rate in the current quarter.

As at March 31, 2011, deferred income tax liability was $253.6 million (December 31, 2010 - $286.8 million) and a deferred income tax asset of $225.3 million (December 31, 2010 - $280.3 million). The main increase relates to the additional liability recognized in the corporate acquisition.

Tax Pools

During 2010 and prior years, Baytex was organized as a mutual fund trust for Canadian income tax purposes. Partially as a result of tax deductions taken for distributions paid to unitholders in 2010 and prior years, no material Canadian cash tax expense, other than the Saskatchewan resource surcharge, was payable by the Trust, which is classified as a royalty expense under IFRS.

Following the conversion from a trust structure to a corporate legal form on December 31, 2010, Baytex will not be entitled to a deduction from Canadian taxable income for its distributions, nor will a deduction be available for future dividends. As such, it is likely that cash income tax expense attributable to our Canadian operations will be higher in future. Baytex has accumulated the Canadian and U.S. tax pools as noted in the table below, which will be available to reduce future taxable income. Our cash income tax liability is dependant upon many factors, including the prices at which we sell our production, available income tax deductions, and the legislative environment in place during the taxation year. Based upon the current forward commodity price outlook, projected production and cost levels, and the proposed legislation on partnership deferral, Baytex expects to become liable for Canadian income tax in 2012. The income tax pools detailed below are deductible at various rates as prescribed by law.

($ thousands)	March 31, 2011	December 31, 2010
Canadian Tax Pools
Canadian oil and gas property expenditures	$402,371	$271,741
Canadian development expenditures	270,563	292,500
Canadian exploration expenditures	8,818	11,757
Undepreciated capital costs	182,424	184,586
Non-capital losses	529,374	775,727
Finance costs	9,201	10,334
Total Canadian tax pools	$1,402,751	$1,546,645

U.S. Tax Pools
Taxable depletion	$160,714	$125,628
Intangible drilling costs	14,446	35,000
Tangibles	3,498	3,634
Non-capital losses	66,530	66,530
Total U.S. tax pools	$245,188	$230,792

Net Income

Net income for the first quarter of 2011 was $1.0 million, as compared to $29.5 million for the first quarter of 2010. The decrease in net income was primarily the result of a $46.5 million unrealized loss on financial derivatives, partially mitigated by the increase in production volume coupled with a higher operating netback and lower share-based compensation expense for the current period.

Other Comprehensive Loss

Revenues and expenses of foreign operations are translated to Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’/unitholders’ equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

Baytex Energy Corp.
Q1 2011 MD&A

Under IFRS, the Company has elected to deem cumulative currency translation differences as $nil at January 1, 2010. The $15.3 million balance of accumulated other comprehensive loss at March 31, 2011 is the sum of a $10.3 million foreign currency translation loss incurred in 2010 and a $5.0 million foreign currency translation loss incurred in the current quarter.

FUNDS FROM OPERATIONS, PAYOUT RATIO AND DIVIDENDS OR DISTRIBUTION

Funds from operations and payout ratio are non-GAAP measures. Funds from operations represents cash flow from operating activities less finance costs before changes in non-cash working capital and other operating items. Payout ratio is calculated as cash dividends/distributions (net of participation in the Dividend Reinvestment Plan (“DRIP”)) divided by funds from operations. Baytex considers these to be key measures of performance as they demonstrate its ability to generate the cash flow necessary to fund dividends and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Year Ended
($ thousands except for %)	March 31, 2011	December 31, 2010	March 31, 2010	December 31, 2010
Cash flow from operating activities	$119,899	$108,264	$102,055	$459,732
Change in non-cash working capital	(2,392)	21,156	9,633	13,399
Asset retirement expenditures	919	802	611	2,829
Finance costs	(10,562)	(8,683)	(7,623)	(34,570)
Accretion on asset retirement obligations	1,484	1,531	1,419	5,862
Accretion on debentures and long-term debt	122	91	112	426
Funds from operations	$109,470	$123,161	$106,207	$447,678
Cash dividends or distributions declared, net of DRIP	$52,002	$48,126	$49,142	$189,824
Payout ratio	48%	39%	46%	42%

Baytex does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that Baytex would be required to reduce or eliminate its dividends in order to fund capital expenditures. There can be no certainty that Baytex will be able to maintain current production levels in future periods. Cash dividends declared, net of DRIP participation, of $52.0 million for the first quarter of 2011 were funded through funds from operations of $109.5 million.

Baytex Energy Corp.
Q1 2011 MD&A

The following table compares cash dividends or distributions to cash flow from operating activities and net income:

	Three Months Ended			Year Ended
($ thousands except for %)	March 31, 2011	December 31, 2010	March 31, 2010	December 31, 2010
Cash flow from operating activities	$119,899	$108,264	$102,055	$459,732
Cash dividends or distributions declared, net of DRIP	52,002	48,126	49,142	189,824
Excess of cash flow from operating activities over cash dividends or distributions declared, net of DRIP	$67,897	$60,138	$52,913	$269,908

Net income	$950	$21,356	$29,501	$231,615
Cash dividends or distributions declared, net of DRIP	52,002	48,126	49,142	189,824
Excess (shortfall) of net income over cash dividends or distributions declared, net of DRIP	$(51,052)	$(26,770)	$(19,641)	$41,791

It is Baytex’s long-term operating objective to substantially fund cash dividends and capital expenditures for exploration and development activities through funds from operations. Future production levels are highly dependent upon our success in exploiting our asset base and acquiring additional assets. The success of these activities, along with commodity prices realized, are the main factors influencing the sustainability of our cash dividends. During periods of lower commodity prices or periods of higher capital spending, it is possible that funds from operations will not be sufficient to fund both cash dividends and capital spending. In these instances, the cash shortfall may be funded through a combination of equity and debt financing.

As at March 31, 2011, Baytex had approximately $351.4 million in available undrawn credit facilities to fund any such shortfall.

For the three months ended March 31, 2011, the Company’s net income was less than cash dividends declared (net of DRIP) by $51.1 million, with net income reduced by $118.9 million for non-cash items. Non-cash items such as depletion and depreciation may not be fair indicators for the cost of maintaining our productive capacity as they are based on historical costs of assets and not the fair value of replacing those assets under current market conditions.

LIQUIDITY AND CAPITAL RESOURCES

We regularly review our liquidity sources as well as our exposure to counterparties, and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands)	March 31, 2011	December 31, 2010
Bank loan	$298,591	$303,773
Long-term debt1)	295,770	150,000
Working capital deficiency	73,709	52,462
Total monetary debt	$668,070	$506,235

(1) Principal amount of long-term debt.

At March 31, 2011, total monetary debt was $668.1 million, as compared to $506.2 million at December 31, 2010. Bank borrowings at March 31, 2011 were $298.6 million, as compared to the available total credit facilities of $650.0 million.

Our wholly-owned subsidiary, Baytex Energy Ltd. (“Baytex Energy”), has established credit facilities with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. On January 1, 2011, Baytex Energy reached agreement with its lending syndicate to increase the amount of the credit facilities to $625.0 million (from $550.0 million), to decrease its margins on advances based on the prime lending rate, bankers’ acceptance rates or LIBOR rates and to decrease standby fees. The credit facilities were further increased to $650.0 million on February 17, 2011. In the event that the revolving period is not extended by June 2011, all amounts then outstanding under the credit facilities will be payable in June 2012. Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates or LIBOR rates, plus applicable margins.  The credit facilities are subject to semi-annual review and are secured by a floating charge over all of Baytex Energy’s assets. The weighted average interest rate on the bank loan for the three months ended March 31, 2011 was 3.84% (year ended December 31, 2010 – 4.60%, three months ended March 31, 2010 – 3.84%).

Baytex Energy Corp.
Q1 2011 MD&A

The credit facilities were arranged pursuant to an agreement with a syndicate of chartered banks. A copy of the credit agreement and related amendments are accessible on the SEDAR website at www.sedar.com (filed on March 28, 2008, September 15, 2008, July 9, 2009, August 14, 2009, October 5, 2009, July 15, 2010, August 31, 2010, January 10, 2011 and February 24, 2011).

On February 17, 2011, Baytex issued US$150.0 million principal amount of Series B senior unsecured debentures bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on Baytex Energy’s credit facilities. These debentures are unsecured and are subordinate to Baytex Energy’s credit facilities.

Pursuant to various agreements with our lenders, we are restricted from paying dividends to shareholders where the dividend would or could have a material adverse effect on us or our subsidiaries' ability to fulfill our respective obligations under the Series A or Series B senior unsecured debentures and the credit facilities.

Baytex believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, dividends to the shareholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and the Company has the ability to modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes.

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended March 31
($ thousands)	2011	2010
Land	$2,225	$4,574
Seismic	123	(286)
Drilling and completion	63,195	37,994
Equipment	21,431	13,094
Other	40	(20)
Total exploration and development	$87,014	$55,356
Acquisition - Corporate	117,346	-
Acquisition - Properties	37,518	2,333
Total acquisitions	$154,864	$2,333
Total oil and gas expenditures	$241,878	$57,689
Other plant and equipment, net	(275)	4,839
Total capital expenditures	$241,603	$62,528

Shareholders’ Capital

On December 31, 2010, all of the outstanding trust units of the Trust were exchanged for common shares of Baytex on a one-for-one basis in connection with the Corporate Conversion.

Baytex is authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. Baytex establishes the rights and terms of preferred shares upon issuance. As at May 5, 2011, the Company had 115,524,675 common shares and no preferred shares issued and outstanding.

Baytex Energy Corp.
Q1 2011 MD&A

Contractual Obligations

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s funds from operations on an ongoing manner. A significant portion of these obligations will be funded through funds from operations. These obligations as of March 31, 2011, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-2 years	3-5 years	Beyond 5 years
Trade and other payables	$233,062	$233,062	$-	$-	$-
Dividends payable to shareholders	23,035	23,035	-	-	-
Bank loan (1)	298,591	-	298,591	-	-
Long-term debt (2)	295,770	-	-	-	295,770
Operating leases	54,278	5,745	11,511	12,335	24,686
Processing and transportation agreements	3,156	2,256	885	15	-
Total	$907,892	$264,098	$310,987	$12,350	$320,456

(1)
The bank loan is a 364-day revolving loan with a one year term-out following the 364-day revolving period with the ability to extend the term. Unless extended, the revolving period will end on June 27, 2011 with all amounts to be re-paid by June 27, 2012.

(2)	Principal amount of long-term debt.

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Baytex is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by Baytex through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Company incurring a loss. Baytex manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

Details of the risk management contracts in place as at March 31, 2011 and the accounting treatment of the Company’s financial instruments are disclosed in note 22 to the unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2011.

QUARTERLY FINANCIAL INFORMATION
	2011	2010				2009 – Previous GAAP (1)
($ thousands, except per common share or trust unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross revenues	290,315	263,497	238,293	241,564	261,782	237,962	208,206	193,239
Net income	950	21,356	23,319	157,439	29,501	27,956	40,657	27,451
Per common share or trust unit - basic	0.01	0.19	0.21	1.42	0.27	0.26	0.38	0.26
Per common share or trust unit - diluted	0.01	0.18	0.20	1.38	0.26	0.25	0.37	0.26

(1)	2009 previous GAAP quarterly financial information not restated to IFRS.

Baytex Energy Corp.
Q1 2011 MD&A

CHANGES IN ACCOUNTING POLICIES

Adoption of International Financial Reporting Standards

IFRS replaces GAAP in Canada for financial periods beginning on January 1, 2011. At the transition date, publicly accountable enterprises are required to prepare financial statements in accordance with IFRS. The adoption date of January 1, 2011 requires the restatement, for comparative purposes, of 2010 amounts reported by Baytex, including the opening statement of financial position as at January 1, 2010.

Our IFRS financial statements for the year ending December 31, 2011 must use the standards that are in effect on December 31, 2011, and therefore our interim condensed consolidated financial statements have been prepared using the standards expected to be effective at the end of 2011. IFRS accounting policies will only be finalized when our first annual IFRS financial statements are prepared for the year ending December 31, 2011 and as a result, our interim condensed consolidated financial statements for the three months ended March 31, 2011 are subject to change. Reconciliations to IFRS from the previously published consolidated financial statements, prepared in accordance with previous GAAP are shown in note 23 to the interim condensed consolidated financial statements. The accounting policies described in note 3 to the interim condensed consolidated financial statements set out those policies that have been applied retrospectively and consistently in preparing the condensed consolidated financial statements, except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1 (as disclosed in note 23 to the interim condensed consolidated financial statements).

The following table reconciles Baytex’s 2010 previous GAAP results to IFRS for the year ended December 31, 2010 and the three months ended March 31, 2010.

	2010
	Annual	Q1
Net income – Previous GAAP	$177,631	$51,954
Exploration and evaluation	(24,502)	(5,846)
Depletion and depreciation	63,731	17,045
Divestiture of oil and gas assets	16,209	-
Accretion on asset retirement obligation	(1,347)	(327)
Unit-based compensation	(85,855)	(29,460)
Conversion feature of convertible debentures	(5,118)	(2,551)
Deferred income tax	92,180	(1,281)
Other	(1,314)	(33)
Net income - IFRS	$231,615	$29,501

	2010
	Annual	Q1
Funds from operations – Previous GAAP	$454,183	$107,498
Exploration and evaluation	(5,589)	(1,353)
Other	(916)	62
Funds from operations - IFRS	$447,678	$106,207

Listed below is a summary of the significant effects of the transition from previous GAAP to IFRS:

Exploration and Evaluation
Under previous GAAP, petroleum and natural gas properties included certain exploration and evaluation expenditures incurred within a country-by-country cost centre. Under IFRS, such exploration and evaluation expenditures are recognized as tangible or intangible based on their nature and subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are expensed.

Exploration and evaluation assets at January 1, 2010 were deemed to be $124.6 million, being the amount recorded as the undeveloped land balance under previous GAAP. This has resulted in the reclassification from property, plant and equipment to intangible exploration assets of $124.6 million in the opening IFRS statement of financial position.

During the year ended December 31, 2010, Baytex transferred exploration and evaluation expense of $29.1 million to oil and gas properties and expensed $18.9 million of exploration and evaluation assets related to lease expiries and $5.6 million in direct exploration costs. For the three months ended March 31, 2010, Baytex transferred exploration and evaluation expense of $7.2 million to oil and gas properties and expensed $4.5 million of exploration and evaluation assets related to lease expiries and $1.3 million in direct exploration costs.

Baytex Energy Corp.
Q1 2011 MD&A

Depletion
Upon transition to IFRS, the Company adopted a policy of depleting oil and gas properties on a “units of production” basis over proved plus probable reserves at a more componentized area basis than under previous GAAP. The depletion policy under previous GAAP was units of production over proved reserves on a country basis.

There is no impact to depletion on transition of IFRS at January 1, 2010. For the year ended December 31, 2010, this resulted in a decrease in depletion expense of $67.4 million with a corresponding increase in oil and gas properties (three months ended March 31, 2010 - decrease in depletion of $17.9 million).

Divestiture of Oil and Gas Assets
Previous GAAP utilized the full cost accounting, whereby gains and losses were not recognized upon the divestiture of oil and gas assets unless such a divestiture would alter the rate of depletion by 20% or more. Under IFRS, gains and losses are recognized based on the difference between the net proceeds from the divestiture and the carrying value of the asset disposed. For the year ended December 31, 2010, a gain of $16.2 million was recognized relating to a divestiture of oil and gas assets.

Impairment of Property, Plant and Equipment (“PP&E”) Assets
Under IFRS, impairment of PP&E must be calculated at a more detailed level than what was required under previous GAAP. Impairment calculations are performed at the cash generating unit (“CGU”) level using the higher of its fair value less costs to sell and its value in use. Baytex uses discounted estimated cash flows from proved plus probable reserves for impairment tests of PP&E. Under previous GAAP, estimated future net cash flows used to assess impairments were not discounted. As such, impairment losses may be recognized earlier under IFRS than under previous GAAP. Impairment losses are reversed under IFRS when there is an increase in the recoverable amount.

Baytex has allocated the PP&E amount recognized under previous GAAP as at January 1, 2010 to the assets at a CGU level using reserve values calculated using the discounted net cash flows. There is no change in the overall net book value of our PP&E as there were no impairments upon adoption to IFRS at January 1, 2010.

Asset Retirement Obligations
Under IFRS, Baytex uses a risk-free interest rate to discount the estimated fair value of its asset retirement obligations associated with the related oil and gas properties. Under previous GAAP, the Company used a credit-adjusted interest rate. A lower discount rate under IFRS will increase the asset retirement obligations. In addition, under IFRS the asset retirement obligations are measured using the best estimate of the expenditure to be incurred and uses current discount rates at each re-measurement date with the corresponding adjustment to the cost of the related oil and gas properties. Existing liabilities under previous GAAP are not remeasured using current discount rates.

Under previous GAAP, the Company’s asset retirement obligations were recorded using the credit-adjusted risk free rate of 8.0%. Under IFRS, the Company’s asset retirement obligations are recorded using the risk-free rate of 3.5% at December 31, 2010 (4.0% at January 1, 2010). Under IFRS, an additional liability of $87.3 million was charged to deficit at January 1, 2010. At December 31, 2010, excluding the January 1, 2010 adjustment, the lower discount rates used resulted in an additional liability of $29.9 million and a resulting $28.6 million increase to the related oil and gas properties.

For the twelve months ended December 31, 2010, the $4.5 million accretion expense on asset retirement obligations under previous GAAP was reclassified to finance costs and an additional accretion expense on asset retirement obligations of $1.3 million has been recognized in net income under IFRS (three months ended March 31, 2010 – $1.1 million reclassified and an additional accretion expense of $0.3 million).

Unit-based Compensation
Under previous GAAP, the obligation associated with the Unit Rights Plan is considered to be equity-based and the related unit-based compensation was calculated using the binomial-lattice model to estimate the fair value of the outstanding unit rights at grant date. The exercise of unit rights was recorded as an increase in unitholders’ capital with a corresponding reduction in contributed surplus.

Under IFRS, prior to the conversion to a corporation, the obligation associated with the Unit Rights Plan was considered a liability and the fair value of the liability is remeasured at each reporting date and at settlement date. Any changes in fair value are recognized in net income for the period. For periods prior to the conversion to a corporation, remeasuring the fair value of the obligation each reporting period will increase or decrease the unit-based payment liability, unitholders’ capital and compensation expense recognized. Upon conversion to a corporation, the outstanding Unit Rights Plan was modified to become the new Share Rights Plan, effectively changing the related classification from liability-settled to equity-settled. The expense recognized from the date of the plan modification over the remainder of the vesting period is determined based on the fair value of the reclassified unit rights at the date of the modification. Upon transition of IFRS at January 1, 2010, an additional unit-based payment liability of $91.6 million and a decrease of $20.4 million in contributed surplus had a corresponding $71.2 million charge to deficit.

Baytex Energy Corp.
Q1 2011 MD&A

Under IFRS, in addition to the January 1, 2010 adjustments discussed above, at December 31, 2010 the remeasurement of the liability at reporting date and at settlement date resulted in an additional unit-based compensation expense of $85.9 million recognized, with a corresponding decrease of $0.3 million in contributed surplus, an increase of $48.0 million in shareholders’/unitholders’ equity and an increase of $37.6 million in unit-based payment liability. At December 31, 2010, the $129.1 million balance in unit-based payment liability was transferred to contributed surplus in conjunction with the corporate conversion.

Conversion Feature of Convertible Debentures
Under previous GAAP, the convertible debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ or shareholders’ equity. The debt portion accreted up to the principal balance at maturity. If the debentures were converted to trust units, a portion of the value of the conversion feature under unitholders’ equity was reclassified to unitholders’ capital along with principal amounts converted.

Under IFRS, the conversion feature of the convertible debentures has been classified as a financial derivative liability. The financial derivative liability requires a fair value method of accounting and changes in the fair value of the derivative liability are recognized in the statements of income and comprehensive income. If the debentures were converted to trust units, the fair value of the conversion feature under financial derivative liability was reclassified to unitholders’/shareholders’ capital along with the principal amounts converted. The impact on adoption to IFRS at January 1, 2010 was an additional liability of $7.4 million, an increase of $33.4 million in unitholders’ capital with a corresponding $40.4 million charge to deficit and a decrease of $0.4 million in the conversion feature of convertible debentures.

Under IFRS, for the year ended December 31, 2010, the increase in unitholders’/shareholders’ equity of $12.1 million and the increase of $0.4 million in conversion feature of convertible debentures had a corresponding decrease in the $7.4 million liability recorded at January 1, 2010 and a $5.1 million decrease in gain on financial derivatives in net income.

Accumulated Other Comprehensive Loss
Under previous GAAP, amounts are composed entirely of currency translation adjustments on self-sustaining foreign operations. Under IFRS, the Company has elected to deem cumulative currency translation differences as $nil at January 1, 2010. At January 1, 2010, this has resulted in an decrease in accumulated other comprehensive loss with a corresponding increase in deficit of $3.9 million.

Deferred Income Taxes
Under IFRS, deferred income taxes are required to be presented as non-current. Upon transition to IFRS, the Company recognized a $27.6 million reduction in the net deferred income tax liability entirely resulting from the tax impact of the adjustments from previous GAAP to IFRS with a decrease to deficit of $25.8 million and a decrease to unitholders’ capital of $1.8 million.

Baytex acquired several private entities to be used in its internal financing structure. Under previous GAAP, the excess of amounts assigned to the acquired assets over the consideration paid is classified as a deferred credit. Under IFRS, the deferred credit is derecognized through net income as a deferred income tax recovery. For the year ended December 31, 2010, a deferred income tax recovery of $109.8 million was recorded in net income for amounts previously recognized as a deferred credit.

For the year ended December 31, 2010, the application of the IFRS adjustments resulted in a $92.2 million decrease to the Company’s deferred income tax expense. Under IFRS, taxable and deductible temporary differences related to the legal entity of the Trust must be measured using the highest marginal personal tax rate of 39%, as opposed to the corporate tax rates used under previous GAAP, resulting in an increase to the deferred income tax asset of $5.1 million at January 1, 2010. Upon conversion to a dividend paying corporation on December 31, 2010, the total deferred income tax asset related to the Trust was adjusted to the corporate tax rate of approximately 25% and derecognized through net income on December 31, 2010.

Baytex Energy Corp.
Q1 2011 MD&A

FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of The Company’s future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to:  crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our business strategies, plans and objectives; our ability to fund our capital expenditures and dividends on our common shares from funds from operations; our ability to utilize our tax pools to reduce or potentially eliminate our taxable income for the initial period post-conversion;  the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash dividends and capital program; the timing of funding our financial obligations; the existence, operation, and strategy of our risk management program; the impact of the adoption of new accounting standards on our financial results; and the impact of the adoption of IFRS on our financial position and results of operations. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2010, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.